

June 12, 2014

<u>Via E-mail</u>
Stephanie Tang, Esq.
Kirkland & Ellis LLP
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

> **Re:**   **iSoftStone Holdings Limited**
> **Schedule 13E-3**
> **Filed May 19, 2014 by iSoftStone Holdings Limited, New Tekventure**
>   **Limited, New iSoftStone Holdings Limited, New iSoftStone Acquisition**
>   **Limited, Tekventure Limited, Tianwen Liu, Xiaosong Zhang, Yong Feng,**
>   **Junhe Che, Ying Huang, Qiang Peng, Xiaohui Zhu, Yen-wen Kang, Li**
>   **Wang, Li Huang, Miao Du, Yan Zhou, New Tekventure Management**
>   **Limited, BENO Group Limited, Jiadong Qu, Jinyuan Development (Hong**
>   **Kong) Company Limited, Wuxi Jinyuan Industry Investment &**
>   **Development Co. Ltd., Benson Tam, CSOF SoftTech Limited, Accurate**
>   **Global Limited, Advance Orient Limited, CSOF Technology Investments**
>   **Limited, China Special Opportunities Fund III, LP, CSOF III GP Limited,**
>   **Windsor Venture Limited, China Everbright Limited, China Special**
>   **Opportunities Fund, L.P., and China Everbright GP Limited**
> **File No. 005-85929**
>
> **Schedule 13D**
> **Filed on July 26, 2013 by Tianwen Liu**
> **File No. 005-85929**

Dear Ms. Tang:

        We have reviewed your filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Exhibit 99.(A)(1)

Summary Term Sheet, page 1

1.   Please revise the descriptions of Holdco and NT Management (pages 1-2) to disclose the "certain transactions in connection with the merger" in which they will participate.

2.   Please provide the disclosure required by General Instruction C to Schedule 13E-3 with respect to Wuxi Jinyuan, CSOF III GP Limited, CEL and CE GP.

3.   You state that certain summaries are qualified in their entirety by reference to the full text of the document. Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please remove such statements regarding (i) the opinion of the independent committee's financial advisor on pages 11, 47 and 55, (ii) the merger agreement and plan of merger on page 83, (iii) dissenters' rights on page 99 and (iv) the information incorporated by reference on page 111.

Questions and Answers about the Extraordinary General Meeting and the Merger, page 19

4.   Please consolidate this section and the Summary Term Sheet to avoid duplication and highlight the material terms of the proposed transaction.

Special Factors

5.   Please provide the disclosure required by Item 1013(c) of Regulation M-A with respect to the company.

Background of the Merger, page 28

6.   Please identify the investment bank that advised you during your discussions with private equity firms in 2012 and summarize any presentations to the board and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

7.   Please revise this section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting instead of grouping meetings over long periods of time. Please identify any advisors or other counsel and the members of management who were present at each meeting. In addition, each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. In addition, please file all relevant written materials as exhibits to the Schedule 13E-3. In

this regard, we note as examples the following:\

- your statement that "From late April to early June, the Chairman and ChinaAMC held a number of discussions";

- your reference to several meetings that occurred between June 4, 2013 and June 6, 2013 between the Chairman and ChinaAMC; and

- your reference to discussions at various times between late January and mid-February 2014 between the Consortium members and ChinaAMC.

8. Please revise to briefly describe the reasons that ChinaAMC was retained by the Chairman as an advisor for the going-private transaction.

9. Please disclose what standard of "independence" you use in describing the members of the independent committee. For example, state if they are independent consistent with the standards of a specific exchange.

10. Please revise to briefly describe the reasons that Lazard Asia (Hong Kong) was retained by the Consortium as its financial advisor.

11. Please revise to briefly describe the substance of the negotiations between the Consortium and the independent committee.

12. Please revise the last paragraph on page 31 to explain the reference to a "good sampling." Also, disclose whether the independent committee determined to solicit only a sample of potential buyers and not every potential buyer.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 37

13. Please address how the independent committee and the board, and any filing person relying on the opinions of Goldman Sachs were able to support their fairness determinations as to unaffiliated shareholders given that the financial advisor's opinion (subject to our comment below seeking reconciliation of an apparent discrepancy) addresses fairness with respect to per share merger consideration to be paid to the holders of Shares (other than Parent, the Rollover Shareholders and their respective affiliates) rather than to all shareholders unaffiliated with the company.

14. Please revise the last bullet point on page 38 to disclose the basis for the belief expressed there.

15. Please tell us the basis for the independent committee's belief that the liquidation value would be significantly less than the company's going concern value.

16. Revise the first paragraph on page 42 to address the consequences of the independent committee's and the board's consideration of the purchase prices paid for the company's shares in previous purchases on the fairness determination made by each of the committee and the board.

17. Please revise this section to describe how the independent committee and the board addressed the results of Goldman Sachs's Acquisition Premium Analysis (page 54) , which results were higher than the transaction consideration.

Position of the Buyer Group as to the Fairness of the Merger, page 42

18. You disclose in the first sentence here (and on page 55) that each member of the buyer group "may be deemed" to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons "are" affiliates of the company.

19. Refer to the second paragraph on page 45. Explain why the Buyer Group did not consider the purchase prices paid by members of the group in transactions described elsewhere in the proxy statement.

20. We note your disclosure that the Buyer Group did not establish a pre-merger going concern value for the company's securities. Disclose how the Buyer Group determined its offer price without having determined a value for the company.

Certain Financial Projections, page 45

21. Please revise to disclose not only "certain" financial projections or a summary of them but all of the projections, in full, shared with Goldman Sachs and with any bidder. Also, disclose the assumptions made by management in preparing these financial projections and identify any changes in those assumptions prior to preparing the 2014 Projections.

22. We note that you appear to have included non-GAAP financial measures in the projected financial information. Please revise any non-GAAP line-items to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Opinion of the Independent Committee's Financial Advisor, page 47

23. We note your disclosure throughout the proxy statement that the financial advisor's opinion addressed fairness to the company's security holders other than Parent, the Rollover Shareholders and their respective affiliates. The opinion included in Annex B does not exclude any specific shareholders and instead addressed fairness to all holders of the Shares. Please reconcile.

24.   We note the reference to "Management Forecasts" on page 48. If you are referring to the same financial projections appearing on page 45-47, revise to clarify the reference. Otherwise, disclose any forecasts or projections shared with Goldman Sachs.

Illustrative Discounted Cash Flow Analysis, page 53

25.   Please revise to disclose the data underlying the results described in the discounted cash flow analysis, the company's projected results that were used in conducting it (or a cross-reference to those projections) and a description (in tabular form or otherwise) of how those results resulted in the implied value range disclosed on page 53. Also, disclose the illustrative terminal values for the company at the end of 2018.

Selected Precedent Transactions Analysis, page 53

26.   Please revise to disclose the transaction data from each transaction that resulted in the multiples disclosed on page 54 with respect to this analysis.

27.   Please revise to state why the target companies in the selected transactions should be considered similar for purposes of analysis.

General, page 55

28.   Please revise the statement that the merger consideration was determined through arm's length negotiations between the Company and Parent with respect to the Rule 13e-3 transaction. This reference is inappropriate in a transaction with affiliates.

29.   We note that Goldman Sachs "performed such other studies and analyses." Please describe all studies and analyses performed by Goldman Sachs in rendering its opinion.

30.   Please revise to provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to all of Goldman Sachs, not only its Investment Banking Division.

Buyer Group's Purpose of and Reasons for the Merger, page 55

31.   It appears that many of the factors cited in support of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind each filing person's choice to engage in the transaction at this time as opposed to any other time. Refer to Item 1013(c) of Regulation M-A.

32.   Please revise this section to quantify the cost savings from which the company will benefit from with the company no longer being a publicly reporting company after the merger is completed.

<u>Effects of the Merger on the Company's Net Book Value and Net Earnings, page 59</u>

33.   Please revise the table on page 60 to include each filing person. See instruction 3 to Item 1013 of Regulation M-A.

<u>Alternatives to the Merger, page 61</u>

34.   Please revise to disclose the reasons that the Chairman Parties and Everbright were only willing to support to the Consortium's Proposal.

35.   Please revise to disclose what consideration, if any, was given to remaining a public company and, if considered, state the reasons for rejection of the alternative.

<u>The Merger Agreement and Plan of Merger</u>

<u>Representations and Warranties, page 85</u>

36.   Please revise to disclose that the merger is subject to representations and warranties regarding a determination by the board of directors that the merger is fair to and in the best interests of the company and its shareholders other than the Rollover Shareholders. Similar concerns exist in the Conditions to Merger section on page 94.

<u>Schedule 13D</u>

37.   We note that Mr. Liu relied on Rule 13d-1(d) for his filing of a Schedule 13G on February 2, 2011 and amendments on January 17, 2012 and February 4, 2013. We note that in the 2013 13G/A, Mr. Liu reported an increase in the number of shares he beneficially owned of approximately 3.8 million shares. Please tell us the basis for Mr. Liu's continued apparent reliance on Rule 13d-1(d) for this February 2013 filing.

38.   On a related note, Mr. Liu entered into the Consortium Agreement on June 6, 2013. Please tell us why Mr. Liu did not file a Schedule 13D within ten business days thereafter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or, in his absence, the undersigned at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions